UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

Hasbro, Inc.

(Exact name of registrant as specified in its charter)

Rhode Island	1-6682	05-0155090
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1027 Newport Ave., Pawtucket, Rhode Island	02861
(Address of principal executive offices)	(Zip Code)

 Deborah Thomas, Executive Vice President and Chief Financial Officer, (401) 431-8697

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Introduction:

Hasbro, Inc. ("Hasbro," the "Company," "we," "us," or "our") (NASDAQ: HAS) is a global play and entertainment company committed to Creating the World's Best Play Experiences. From toys and games to television, movies, digital gaming and consumer products, Hasbro offers a variety of ways for audiences to experience its iconic brands, including NERF, MY LITTLE PONY, TRANSFORMERS, PLAY-DOH, MONOPOLY, LITTLEST PET SHOP and MAGIC: THE GATHERING, as well as premier partner brands. The Company's Hasbro Studios and its film label, Allspark Pictures, are building its brands globally through great storytelling and content on all screens. Through its commitment to corporate social responsibility and philanthropy, Hasbro is helping to make the world a better place for children and their families. Hasbro ranked No. 1 on the 2017 100 Best Corporate Citizens list by CR Magazine, and has been named one of the World’s Most Ethical Companies® by Ethisphere Institute for the past six years.  We are headquartered in Pawtucket, Rhode Island and have approximately 5,400 employees worldwide, approximately 2,600 of whom are located in the United States.

At Hasbro, corporate social responsibility (“CSR”) is powered by our belief that every day is a chance to be better.  Our deep commitment to CSR reflects our desire to help build a safer, more sustainable world for future generations.  Part of this commitment is working with our vendors to ensure that they operate responsibly and adopt best practices.

Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to collectively hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934 (the "Conflict Minerals Rule").

Hasbro has a Conflict Minerals Policy which expresses our commitment to (i) sourcing components and materials from companies that share our values around human rights, ethics, and corporate social responsibility, (ii) utilizing due diligence practices to identify conflict minerals and their sources in our supply chain and (iii) ultimately achieving the objective that any 3TG included in our products are sourced from smelters identified as conflict free or are otherwise subject to contract manufacturer diligence sufficient to determine that such minerals are not being used to support armed conflict in the Democratic Republic of the Congo and the adjoining countries.  Hasbro's Conflicts Minerals Policy can be found at the following internet address {http://csr.hasbro.com/en-us/csr/conflict-minerals-policy}.

Section 1 - Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

Hasbro has determined that during the 2016 calendar year, we contracted to manufacture certain products containing 3TG and we have determined that these minerals are necessary to the functionality or production of these products.

We conducted a Reasonable Country of Origin Inquiry ("RCOI") to assess whether the necessary conflict minerals in our products originated from the Covered Countries1.

During 2016 all of our products were manufactured in third party vendor facilities (referred to hereafter as “contract manufacturers”).  These contract manufacturers are primarily located in the People’s Republic of China, although we use contract manufacturers located in other countries in Asia, such as India and Vietnam.  Approximately 13% of our products are manufactured by a third party contract manufacturer in the United States.

Under our RCOI methodology, Hasbro undertook an applicability assessment to identify the products containing 3TG and the relevant contract manufacturers of those products.  To identify the applicable contract manufacturers, Hasbro filtered out contract manufacturers supplying Hasbro with products identified not to contain 3TG.  Following the applicability assessment, Hasbro sent surveys to all of  its contract manufactures globally who were identified as producing products that could contain 3TG.

Utilizing the methodology above and based on the information provided by our business units and gathered from our sourcing and technology systems and records, we identified a total of 48 contract manufacturers globally whom we believed might be at-risk for sourcing 3TG, directly or indirectly, from the Covered Countries, for use in products manufactured for us. All 48 of these contract manufacturers were surveyed using a technology platform that employs the conflict minerals reporting template based on the questionnaire developed by the Electronic Industry Citizenship Coalition – Global eSustainability Initiative (EICC/GeSI).

Many of Hasbro's contract manufacturers are not subject to the Dodd-Frank Act or initially were unfamiliar with the Act ' s reporting requirements.  Beginning in 2013 and continuing through 2016, Hasbro conducted training with all of our contract manufacturers, to educate these manufacturers as to the requirements of the Act related to conflict minerals and to help them understand the importance of working towards removal from the supply chain of any 3TG that may be funding conflict in the Covered Countries. We developed, produced and uploaded a web-based training program that provided a summary of the law related to conflict minerals, our obligations under the Act and the Conflict Minerals Rule, and the role of our contract manufacturers in assisting us to comply with the requirements of the Act related to conflict minerals. Since most of our contract manufactures are based in China, as in previous years Hasbro also conducted  in-person training sessions with our China-based contract manufacturers, focusing in particular on manufacturers that had provided incomplete survey results in 2015. The training materials and presentations were provided in local language and were enhanced to clarify due diligence and legal reporting requirements. During the in-person training Hasbro provided step-by-step instructions for logging onto and responding to the Hasbro conflict minerals electronic reporting survey.  Hasbro maintains an e-mail box and gives contact information for specified point people within Hasbro’s sourcing organization for contract manufacturers to contact about the Conflict Minerals Rule or to seek assistance in completing the conflict minerals reporting survey.

Hasbro sent surveys to the 48 contract manufacturers who were identified as potentially sourcing 3TG for our products in 2016. Similar to 2015 and 2014, for 2016 we surveyed all contract manufacturers identified in our applicability assessment at the product category level (our four product categories being Boys, Girls, Preschool and Games, each of which is described in Section 4 of the attached Conflict Minerals Report).  Effective with the beginning of our 2017 fiscal year we will no longer report our product revenues by the categories Boy, Girls, Preschool and Games. Rather, beginning with 2017 we are reporting revenues by the categories Franchise Brands, Partner Brands, Emerging Brands and Gaming.  In future surveys of our contract manufacturers we plan to employ these four new product categories as well.

Relevant contract manufacturers received a separate survey for each of the four product categories for which they supplied products or components to us. As such, an individual contract manufacturer could receive up to four separate surveys if they were supplying products for each of our Boys, Girls, Preschool and Games categories.  We sent an aggregate of 101 surveys to the 48 contract manufacturers we surveyed in 2016. Of the 48 contract manufacturers surveyed, 100% responded to the surveys.  We had a 100% response rate for 2015 as well.

In our survey results, 11 of our contract manufacturers indicated potential sourcing of 3TG from the Covered Countries. The other 37 contract manufacturers indicated in their survey responses that they were either not sourcing any 3TG from the Covered Countries or the products supplied to Hasbro did not contain 3TG.  Of the 11 contract manufacturers who identified potential sourcing of 3TG from the Covered Countries, each such contract manufacturer provided a list of smelters from which they were sourcing 3TG.  A complete list of those smelters, along with any other smelters identified by our contract manufacturers who indicated that they were not sourcing 3TG from the Covered Countries, is attached as an exhibit to our Conflict Minerals Report.  Although many of the smelters are designated as Conflict Free Smelter Program (CFSP) compliant, 10 of the 11 contract manufacturers who indicated potential sourcing of 3TG from the Covered Countries included one or more smelters in their smelter list that were currently not designated as CFSP compliant and were not currently seeking such designation.

As is discussed in the attached Conflicts Minerals Report, we are currently unable to determine the specific mine location or the country of origin for the 3TG used in our products that is processed in non-CFSP compliant smelters identified by our contract manufacturers in their respective lists of smelters. Therefore at this point we cannot determine if any of the 3TG in our products or components are in fact funding any armed conflict in the Covered Countries.  Accordingly, we have conducted due diligence on the source and chain of custody of the necessary conflict minerals contained in our products as described in the Conflict Minerals Report included as Exhibit 1.01.

Item 1.02 Exhibit

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule 13p-1"), this Specialized Disclosure Form ("Form SD") and the associated Conflict Minerals Report are posted to a publicly available Internet site at the following internet address https://csr.hasbro.com/has16-conflict-minerals-report.com

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

______________________________________________

1 The Democratic Republic of Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, and Zambia).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Hasbro, Inc.

(Registrant)

By: /s/ Deborah Thomas                                                                               May 25, 2017

Deborah Thomas                                                                                                          (Date)

Executive Vice President and Chief Financial Officer

(Signature and Title)